Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED MARCH 31, 2026 AND 2025

In this report, as used herein, and unless the context suggests otherwise, the terms “Huadi” “Company” “we” “us” or “ours” refer to the combined business of Huadi International Group Co., Ltd., its subsidiaries. References to “dollar” and “$” are to U.S. dollars, the lawful currency of the United States, and references to “Renminbi” and “RMB” are to the legal currency of China. References to “SEC” are to the Securities and Exchange Commission.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited consolidated financial statements and the related notes included elsewhere in this report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the fiscal year ended September 30, 2025 filed with the Securities and Exchange Commission filed on January 30, 2026 (the “2025 Annual Report”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified elsewhere in this report on Form 6-K, and those listed in the 2025 Annual Report under “Item 3—Key Information—Risk Factors” or in other parts of the 2025 Annual Report.

A.	Results of Operations

The tables in the following discussion summarize our consolidated statements of operations for the periods indicated. This information should be read together with our consolidated financial statements included elsewhere in this report. The operating results in any period are not necessarily of the results that may be expected for any future period.

	2026	2025
Sales	$24,074,877	$29,073,339
Production service revenues	463,611	305,388
Cost of sales	(21,649,978)	(25,296,467)
Gross profit	2,888,510	4,082,260

Operating expenses:
Selling, general and administrative	3,463,851	3,664,431
Research and development	819,039	1,067,887
Foreign currency transaction losses (gains)	190,479	(235,965)
Total operating expenses	4,473,369	4,496,353

Operating loss	(1,584,859)	(414,093)

Other income (expense):
Interest (expenses) income, net	(126,588)	190,940
Other income, net	404,183	288,683
Total other income (expense), net	277,595	479,623

(Loss) Income before income taxes	(1,307,264)	65,530

Income tax benefit	201,535	85,255

Net (loss) income	(1,105,729)	150,785
Net (loss) income attributable to non-controlling interests	(4,269)	4,879

Net (loss) income attributable to Huadi International Group Co., Ltd.	$(1,101,460)	$145,906

Net (loss) income	$(1,105,729)	$150,785

Other comprehensive income (loss):
Foreign currency translation adjustment	2,412,571	(2,579,086)

Total comprehensive income (loss)	1,306,842	(2,428,301)

Revenues

Revenues decreased by approximately $4.9 million or 16.48%, to approximately $24.5 million for the six months ended March 31, 2026, compared to approximately $29.4 million for the six months ended March 31, 2025. The decrease was mainly due to i) the overall economic downturn in China and correspondingly, the demand of construction materials has decreased; ii) regional conflicts such as the US-Iran war and global unrest having led to lower export revenue; and iii) the decrease of weighted average selling price (“ASP”) to cope with fierce competition.

Gross profit

Our gross profit decreased by approximately $1.2 million or 29.24%, to approximately $2.9 million for the six months ended March 31, 2026, compared to approximately $4.1 million for the six months ended March 31, 2025. Gross profit margin was 11.77% for the six months ended March 31, 2026, as compared to 13.90% for the six months ended March 31, 2025. The decrease in gross profit margin was mainly attributable to the lower ASP as mentioned above.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses decreased by approximately $0.2 million or 5.47%, to approximately $3.5 million for the six months ended March 31, 2026, compared to approximately $3.7 million for the six months ended March 31, 2025. The decrease in selling, general and administrative expenses was primarily attributable to the reversal of expected credit loss expense, as most accounts receivable balances outstanding as of September 30, 2025 have been collected.

Research and Development Expenses

Our research and development (“R&D”) expenses decreased slightly by approximately $0.3 million or 23.30%, to approximately $0.8 million for the six months ended March 31, 2026, compared to approximately $1.1 million for the six months ended March 31, 2025. The decrease in R&D expenses was primarily due to a reduction in ongoing research projects during the current period.

Interest income (expense), net

Our interest income (expense), net decreased by approximately $0.3 million, or 166.30%, to an interest net expense of approximately $0.1 million for the six months ended March 31, 2026, from an interest net income of approximately $0.2 million for the six months ended March 31, 2025. The decrease in interest net income was mainly due to the rise in interest expense associated with the increase in bank borrowings obtained by the Company.

Other income (expenses), net

Our other income (expense), net increased by approximately $0.1 million or 40.01%, to other net income of approximately $0.4 million for the six months ended March 31, 2026, compared to other net income of approximately $0.3 million for the six months ended March 31, 2025. The increase was mainly attributable to a $0.2 million increase in our government grants during our current period.

Income tax benefit

Our income tax benefit increased by approximately $0.1 million, to an income tax benefit of approximately $0.2 million for the six months ended March 31, 2026, compared to an income tax benefit of approximately $90,000 for the six months ended March 31, 2025, due to the recognition of deferred income tax benefits.

Net (loss) income

As a result of the combination of factors discussed above, our net income decreased by approximately $1.3 million to a net loss of approximately $1.1 million for the six months ended March 31, 2026, compared to a net income of approximately $0.2 million for the six months ended March 31, 2025.

Foreign currency translation

The Company’s consolidated financial statements are expressed in U.S. dollars but the functional currency of our operating subsidiaries is RMB. The Company’s results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period and equity is translated at historical exchange rates. Translation adjustments resulting from the process of translating the financial statements denominated in RMB into U.S. dollars are included in determining comprehensive income. Our foreign currency translation adjustment gain for the six months ended March 31, 2026 was approximately $2.4 million, compared to a currency translation adjustment loss of approximately $2.6 million for the six months ended March 31, 2026, representing an increase in income of approximately $5.0 million.

B.	Liquidity and Capital Resources

As of March 31, 2026 and September 30, 2025, we had cash and cash equivalents of $2,259,613 and $6,483,489, respectively. We believe that our current cash, cash to be generated from our operations and access to capital markets will be sufficient to meet our working capital needs for at least the next twelve months. We do not have any amounts committed to be provided by our related party. We are also not dependent upon future financing to meet our liquidity needs for the next twelve months. However, we plan to expand our business to implement our growth strategies in our existing market and strengthen our position in the marketplace. To do so, we will need more capital through equity financing to increase our production and meet market demands.

Substantially all of our operations are conducted in China and all of our revenues, expenses, cash and cash equivalents are denominated in Renminbi (RMB). RMB is subject to exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict its ability to convert RMB into U.S. dollars.

With respect to retained earnings accrued after such date, our board of directors may declare dividends after taking into account our operations, earnings, financial condition, cash requirements and availability and other factors as it may deem relevant at such time. Any declaration and payment, as well as the amount, of dividends will be subject to our charter, by-laws and applicable Chinese and U.S. state and federal laws and regulations, including the approval from the shareholders of each subsidiary which intends to declare such dividends, if applicable.

We have limited financial obligations dominated in US dollars, thus the foreign currency restrictions and regulations in China on dividends distribution will not have a material impact on the liquidity, financial condition and results of operations of the Company.

Material cash requirements

Our material cash requirements as of March 31, 2026 and any subsequent period primarily include our capital expenditures and contractual obligations.

Capital expenditures

We incurred capital expenditures of $4,840,620 and $3,030,010 in the six months ended March 31, 2026 and 2025, respectively, primarily in connection with the purchase of machinery and equipment and construction in progress (“CIP”). We intend to fund our future capital expenditures with our existing cash balance, proceeds from our offerings, and other financing alternatives. We will continue to incur capital expenditures to support the growth of our business.

From time to time in the ordinary course of business, we enter into agreements with vendors for the purchase of components and raw materials to be used in the manufacture of our products. However, due to contractual terms and to allow opportunities to renegotiate pricing, we generally do not have binding and enforceable purchase orders under such contracts beyond the short term.

Contractual obligations

As of March 31, 2026, we had outstanding borrowings of an aggregate principal of $21,616,094, of which $7,903,318 was scheduled to become due in the succeeding twelve months. As of September 30, 2025, we had outstanding borrowings of an aggregate principal of $12,190,890, of which $4,165,886 was scheduled to become due in the succeeding twelve months.

The following table sets forth our contractual obligations as of March 31, 2026:

	Payment Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Undue factored notes receivable with recourse	$3,768,166	$3,768,166	$-	$-	$-
Short-term borrowings - Banks	2,174,544	2,174,544	-	-	-
Long-term borrowings - Banks	15,673,384	1,960,608	6,636,724	3,972,346	3,103,706
Total	$21,616,094	$7,903,318	$6,636,724	$3,972,346	$3,103,706

The following table sets forth our contractual obligations as of September 30, 2025:

	Payment Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Undue factored notes receivable with recourse	$4,122,341	$4,122,341	$-	$-	$-
Long-term borrowings - Banks	8,068,549	43,545	4,417,756	1,724,961	1,882,287
Total	$12,190,890	$4,165,886	$4,417,756	$1,724,961	$1,882,287

Sources and Conditions of Liquidity

Our sources to fund our material cash requirements are predominantly from sales of steel piping products and production revenues, proceeds from bank borrowings and proceeds from equity financing, when applicable.

Cash Flow Summary

	For the Six Months Ended March 31,
	2026	2025
Net cash used in operating activities	$(4,296,906)	$(10,899,394)
Net cash used in investing activities	(5,057,847)	(3,015,324)
Net cash provided by financing activities	8,713,494	4,006,389
Effect of exchange rate changes on cash and cash equivalents and restricted cash	102,164	(469,071)
Net decrease in cash and cash equivalents and restricted cash	$(539,095)	$(10,377,400)
Cash and cash equivalents and restricted cash at the beginning of the period	9,625,245	22,528,945
Cash and cash equivalents and restricted cash at the end of the period	$9,086,150	$12,151,545

Operating activities

Net cash used in operating activities was approximately $4.3 million for the six months ended March 31, 2026, as compared to net cash used in operating activities of approximately $10.9 million for the six months ended March 31, 2025.

Net cash used in operating activities for the six months ended March 31, 2026 was primarily attributable to i) net loss of approximately $1.1 million; ii) an increase in notes receivable of approximately $1.3 million; iii) an increase in inventories of approximately $4.0 million, which was mainly due to the increase in raw materials prepared for upcoming orders; iv) an increase in advances to suppliers of approximately $1.2 million; v) an increase in other receivable of approximately $1.2 million, which represents input tax to be deducted for Huadi (Songyang) Co., Ltd.'s new factory; and vi) an increase in accounts payable of approximately $1.3 million. The net cash used in operating activities was partially offset by the decrease in accounts receivable of approximately $5.8 million, since most accounts receivable balances outstanding as of September 30, 2025 have been collected.

Net cash used in operating activities for the six months ended March 31, 2025 was primarily attributable to i) a non-cash adjustment of foreign currency transaction gain of approximately $0.2 million; ii) an increase in inventories of approximately $5.2 million, which was mainly due to the increase in raw materials prepared for upcoming orders; iii) an increase in advances to suppliers of approximately $0.5 million; iii) an increase in other receivable of approximately $0.5 million; iv) a decrease in accounts payable of approximately $4.4 million; and v) a decrease in tax payable of approximately $0.8 million. The net cash used in operating activities was partially offset by i) a non-cash adjustment of depreciation expense of approximately $0.3 million; ii) a decrease in accounts receivable of approximately $0.4 million and iii) an increase in advances from customers of approximately $1.1 million.

Investing activities

Net cash used in investing activities was approximately $5.0 million for the six months ended March 31, 2026, as compared to approximately $3.0 million for the six months ended March 31, 2025.

Net cash used in investing activities for the six months ended March 31, 2026 was mainly attributable to the acquisition of CIP of approximately $4.4 million.

Net cash used in investing activities for the six months ended March 31, 2025 was mainly attributable to the acquisition of CIP of approximately $3.0 million.

Financing activities

Net cash provided by financing activities was approximately $8.7 million for the six months ended March 31, 2026, as compared to net cash provided by financing activities of approximately $4.0 million for the six months ended March 31, 2025.

Net cash provided by financing activities for the six months ended March 31, 2026 was primarily attributable to i) proceeds from short-term borrowings of approximately $5.9 million, and ii) proceeds from long-term borrowings of approximately $9.0 million. The net cash provided by financing activities was partially offset by i) the repayments on short-term borrowings of approximately $4.2 million, and ii) the repayments on long-term borrowings of approximately $1.7 million.

Net cash provided by financing activities for the six months ended March 31, 2025 was primarily attributable to i) proceeds from short-term borrowings of approximately $2.5 million, ii) proceeds from long-term borrowings of approximately $2.7 million, which was partially offset by the repayments on short-term borrowings of approximately $1.2 million.

Commitments and Contingencies

Commitments

Capital commitments

The Company’s capital commitments primarily relate to capital expenditures contracted for construction of new factories. Total capital commitments contracted but not provided for amounted to $6,053,828 and $9,422,194 as of March 31, 2026 and September 30, 2025, respectively.

Contingencies

From time to time, the Company is involved in various legal proceedings, claims and other disputes arising from commercial operations, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on our consolidated financial position or results of operations or liquidity. As of March 31, 2026 and September 30, 2025, the Company had no material pending legal proceedings outstanding.

C.	Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

D.	Critical Accounting Estimates

Our significant accounting policies and their effect on our financial condition and results of operations are fully disclosed in our consolidated financial statements included in our 2025 Annual Report. The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. The estimates include, but are not limited to: allowances for expected credit losses, inventory valuation, useful lives of property, plant and equipment, and land use rights, impairment in equity investment, and income taxes related to realization of deferred tax assets and uncertain tax position.

Critical accounting estimates are those estimates made in accordance with generally accepted accounting principles that i) involve a significant level of estimation uncertainty and ii) have had or are reasonably likely to have a material impact on the financial condition or results of operations. Despite the fact that the management determines there are no critical accounting estimates, the most significant estimates relate to allowance for doubtful accounts, for which we are required to estimate the collectability of accounts receivable. The estimates were based on a number of factors including the customer’s historical payment history, its current creditworthiness, and other factors that may affect our ability to collect from customers.

Allowance for credit losses

In 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC 326”), which replaced the “incurred loss” impairment methodology with an approach based on “expected losses” to estimate credit losses on certain types of financial instruments and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The Company adopted this guidance on October 1, 2023 using a modified retrospective approach with a cumulative effect recorded as increase of retained earnings and non-controlling interests.

ASC 326 requires financial assets to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the cost of the financial asset to present the net carrying value at the amount expected to be collected on the financial asset. Under this guidance, the Company has exposure to credit losses for financial assets including accounts receivable, notes receivable, other receivable and other noncurrent assets. The Company considered various factors, including nature, historical collection experience, the age of the above-mentioned assets’ balance, credit quality and specific risk characteristics of its customers, current economic conditions, forecasts of future economic conditions, reversion period, and qualitative and quantitative adjustments to develop an estimate of credit losses. The Company has adopted loss rate method which is a combination of historical rate method and adjustment rate method, to estimate the credit loss.

E.	Safe Harbor Statement

This report contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.